Cardiol Therapeutics' Phase II ARCHER Trial Results to be Presented
at the European Society of Cardiology Scientific Meeting
on Myocardial & Pericardial Diseases

  The ESC M&PD meeting brings together the world's experts working to improve the treatment of myocarditis and pericarditis.

  Presentation to provide comprehensive findings from the ARCHER trial following the reporting of topline results demonstrating a notable improvement in extracellular volume and a significant reduction in left ventricular mass.

  The Company will host a webcast conference call on December 1, 2025, to discuss the ARCHER findings and their significance, and to highlight the positive implications for Cardiol's programs in inflammatory heart disease.

Toronto, ON - November 5, 2025 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company advancing late-stage, anti-inflammatory and anti-fibrotic therapies for heart disease, today announced that the full data from ARCHER, a randomized double-blind, placebo-controlled, multi-center Phase II clinical trial of CardiolRx™ in patients with acute myocarditis will be presented in an oral session at the Annual Meeting of the European Society of Cardiology (ESC) Working Group on Myocardial & Pericardial Disease (M&PD) in Trieste, Italy,  on November 29, 2025.

Dr. Leslie T. Cooper, Jr., the Elizabeth C. Lane, Ph.D. and M. Nadine Zimmerman, Ph.D. Professor of Internal Medicine at the Mayo Clinic in Jacksonville, Florida, and Co-Chair of the Steering Committee for the ARCHER trial will present on behalf of the ARCHER investigators. Dr. Cooper's presentation is expected to provide comprehensive insights into CardiolRx™'s effects on myocardial inflammation and remodeling, highlighting a reduction in left ventricular mass comparable to that achieved with blockbuster therapies in obesity, hypertension, and heart failure, and implications for future development to address chronic inflammation in the broader heart failure population.

Dr. Andrew Hamer, Chief Medical Officer and Head of Research & Development of Cardiol Therapeutics, said: "The ESC M&PD meeting is an important global forum that unites leading clinicians and scientists advancing the understanding and treatment of myocarditis, pericarditis, and other inflammatory heart diseases. This year's program is timely given the growing interest in and recognition of inflammation as a central driver of cardiac injury and remodeling. We are honored to have Dr. Cooper, one of the world's foremost authorities in myocarditis, present the ARCHER results at this prestigious meeting dedicated to myopericardial diseases."

"The previously reported positive topline results from our Phase II ARCHER clinical trial provided compelling clinical proof of concept for CardiolRx, demonstrating notable improvements in cardiac structure after twelve weeks of blinded therapy in patients with acute myocarditis and preserved left ventricular function,” said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics. “These findings represent the first evidence of a drug’s efficacy on structural recovery and reverse remodeling in this patient population, underscoring the potential of CardiolRx to address the underlying inflammatory processes driving myocardial injury. The forthcoming presentation will further characterize the therapeutic profile of CardiolRx as a novel, anti-inflammatory strategy with the potential to significantly improve the treatment landscape not only for acute myocarditis, but also for the broader population of patients suffering from chronic heart failure, where inflammation is a fundamental mechanism leading to the development and progression of disease."

ARCHER enrolled 109 patients from leading cardiovascular research centers in the United States, France, Brazil, and Israel, and investigated the safety, tolerability, and impact of CardiolRx™ on myocardial recovery in patients presenting with acute myocarditis. The design and rationale for ARCHER were published on June 27, 2024, in the journal ESC Heart Failure (pubmed.ncbi.nlm.nih.gov/38937900/).

Company Webcast Conference Call Information

Cardiol will host a webcast conference call at 8:30 a.m. EST on December 1, 2025, following the presentation at the ESC M&PD meeting. Members of the Company's management team will discuss the clinical findings of the ARCHER trial, implications for future development, and next steps in advancing Cardiol's programs in inflammatory heart disease. To participate by telephone, please dial 877-346-6112 (Canada and the United States) or +1-848-280-6350 (International). The conference call with also be broadcast live online through a listen-only webcast (with slides), which will be posted under "Events & Presentations" in the Investors section of the Cardiol website and archived for approximately 90 days.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company advancing late-stage, anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program in recurrent pericarditis, an inflammatory disease of the pericardium which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations, comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, which includes recurrent pericarditis.

The ARCHER Program (NCT05180240) comprises the completed Phase II study in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in people less than 35 years of age.

Cardiol is also developing CRD-38, a novel subcutaneously administered drug formulation intended for use in heart failure-a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion annually.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™, the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for use in heart failure, the Company's intention to present and publish comprehensive ARCHER trial data, the Company's belief that results from the ARCHER trial provide compelling clinical proof of concept for CardiolRx™ and strongly support advancing the clinical development of CardiolRx™ and CRD-38 for the treatment of inflammatory cardiac disorders including cardiomyopathies, heart failure, and myocarditis, the expected content of Dr. Cooper's presentation, and the date, timing and purpose of the Company's December 1, 2025 webcast. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2025, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

For further information, please contact:

Investor.relations@cardiolrx.com